Exhibit 99.25

                               MM COMPANIES, INC.
                               888 SEVENTH AVENUE
                                   17TH FLOOR
                            NEW YORK, NEW YORK 10019


                                                      October 2, 2002

To the Board of Directors
of Liquid Audio:

            The preliminary results of the 2002 Annual Meeting of Shareholders of Liquid Audio have been received. The results are decisive and unequivocal. Over 81% of the shares voted were cast in our favor as nominees; less than 19% of the votes were cast for the nominees of management. (The pro-management vote of shareholders unaffiliated with management amounted to only about 5% of the total vote cast.)

            The new directors should be seated immediately. You are refusing to do so, insisting on a session next week to review and challenge the vote. This appears consistent with management's continuing pattern of flouting the will of shareholders. Yet again, management is delaying shareholder expression of their rights.

            For what purpose does the Company need to review the vote? We asked for a reason and were given none. The numbers are unambiguously one-sided. Over 97% of the votes cast in favor of the MM Companies group nominees are in street name and for these votes there are no proxy cards to inspect. The inspectors of election reported no unresolved over-votes (out of balance votes by street name holders), no stand-offs (conflicting proxies from the same holder) and only a miniscule number of set asides (improperly completed proxy cards). There is nothing to review, and the request for a review session in these circumstances is outrageous.

            We can only assume that management has other motives in putting off certification of the vote. We therefore caution the incumbent board in the strongest of terms not to toy with shareholder interests or attempt to manipulate the proxy process to partisan advantage. Pending certification of the vote and the resolution of our challenge in Delaware Chancery Court to the Company's attempt to pack the board prior to the annual meeting, you should take no action that would prejudice our rights and the rights of shareholders. This includes any changes to the Company's charter documents, any corporate action outside the ordinary course of business and any filings with the Securities and Exchange Commission regarding the Alliance Entertainment transaction.

            Following the meeting of shareholders last week, we offered to convene with the other board members and immediately to begin working together, amicably and in good faith. Our offer was rebuffed. Now we learn that management is exploiting the proxy process to delay seating us even though we were the shareholders' overwhelming choice for directors. Not only is this conduct an affront to the Company's shareholders, the legal and other costs of the unnecessary review procedure constitutes yet additional waste of the Company's assets by management.

                                      -4-

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            We demand of you, as the fiduciaries of the Company and its shareholders, at once to put an end to this deviousness, seat the new directors and convene a meeting of the board so that we can attend to the pressing issues facing the Company. Otherwise, be advised that we intend to hold management and the incumbent board personally liable for any damages, including corporate waste, that we and the Company sustain as a result of your continuing obstruction of the clear and unambiguous mandate of the shareholders.


                                Very truly yours,


/s/  Seymour Holtzman                            /s/ James Mitarotonda
--------------------------                       ----------------------------
Seymour Holtzman                                 James Mitarotonda
Chairman                                         President and Chief Executive
                                                 Officer